                     AMERICAN INCOME 8 LIMITED PARTNERSHIP
                         FORM 10-K--DECEMBER 31, 1994

                       NOTES TO THE FINANCIAL STATEMENTS

NOTE 4--RELATED PARTY TRANSACTIONS

  All operating expenses incurred by the Partnership are paid by AFG on behalf of the Partnership and AFG is reimbursed at its actual cost for such expenditures. Fees and other costs incurred during each of the three years in the period ended December 31, 1994, which were paid or accrued by the Partnership to AFG or its Affiliates, are as follows:

                                                        1994     1993     1992
                                                      -------- -------- --------
   Equipment management fees........................  $ 85,739 $ 82,493 $190,971
   Interest expense--affiliate......................     2,291      --       --
   Administrative charges...........................    12,000   14,955   12,000
   Reimbursable operating expenses due to third par-
    ties............................................   114,048   88,554  107,655
                                                      -------- -------- --------
       Total........................................  $214,078 $186,002 $310,626
                                                      -------- -------- --------

  As provided under the terms of the Management Agreement, AFG is compensated for its services to the Partnership. Such services include all aspects of acquisition, management and sale of equipment. For acquisition services, AFG is compensated by an amount equal to 4.75% of Equipment Base Price paid by the Partnership. For management services, AFG is compensated by an amount equal to the lesser of (i) 5% of gross lease rental revenues earned by the Partnership or (ii) fees which the General Partner reasonably believes to be competitive for similar services for similar equipment. Both of these fees are subject to certain limitations defined in the Management Agreement. Compensation to AFG for services connected to the sale of equipment is calculated as the lesser of
(i) 3% of gross sale proceeds or (ii) one-half of reasonable brokerage fees otherwise payable under arm's length circumstances. Payment of the remarketing fee is subordinated to Payout and is subject to certain limitations defined in the Management Agreement.

  Interest expense--affiliate represents interest incurred on legal costs in connection with a state sales tax dispute involving certain equipment owned by the Partnership and other affiliated investment programs sponsored by AFG. Legal costs incurred by AFG to resolve this matter and the interest thereon was allocated to the Partnership and other affected investment programs. Administrative charges represent amounts owed to AFG, pursuant to Section 9.4 of the Restated Agreement, as amended, for persons employed by AFG who are engaged in providing administrative services to the Partnership. Reimbursable operating expenses due to third parties represent costs paid by AFG on behalf of the Partnership which are reimbursed to AFG.

  All equipment was acquired from AFG, one of its affiliates, including other equipment leasing programs sponsored by AFG, or from third-party sellers. The Partnership's Purchase Price was determined by the method described in Note 2.

  All rents and proceeds from the sale of equipment are paid directly to either AFG or to a lender. AFG temporarily deposits collected funds in a separate interest-bearing escrow account prior to remittance to the Partnership. At December 31, 1994, the Partnership was owed $113,192 by AFG for such funds and the interest thereon. These funds were remitted to the Partnership in January 1995.